Computershare Investor Services Inc.
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 661-9401

July 13, 2005

To:     All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:     NovaGold Resources Inc.

We confirm that the following material was sent by pre-paid mail on July 13, 2005, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1.     Quarter Report 2005 including Consolidated Financial Statements for the three and six months ended May 31, 2005 and 2004 / Management’s Discussion and Analysis

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.

”Karen Patrus”
Mailing Specialist
Stock Transfer, Client Services
Telephone: (604) 661-9400 (ext 4504)
Fax: (604) 661-9401